Burnet,
Duckworth
& Palmer LLP
Law Firm

07028937

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-19

Via Courier

December 19, 2007

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company") - File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed is a Press Release dated December 18, 2007.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned documents by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

Keith A. Greenfield

Enclosures

cc: Peter Scott
Rock Energy Inc.

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G:\058383\0019\Letter to Sec and Exch Comm 11.doc

File No. 82-34785

rockenergy

Rock Energy Announces 2007 Year End Operations Update

December 18, 2007

Rock Energy Inc. RE- TSX ("Rock") is pleased to provide an operational update for 2007. During the year the company has participated in the drilling of 15 (11.2 net) wells including 8 (8.0 net) heavy oil wells, 5 (2.1 net) gas wells, and 2 (1.1 net) dry and abandoned wells for an overall success rate of 90%. At the present time Rock is drilling the last well of the year at Saxon (100% working interest), this drilling operation is expected to be completed before year end, and a successful result at Saxon will lead to a second location to be drilled in January 2008.

Rock is currently participating in tie-in operations of 3 (1.05 net) wells in Musreau and awaiting the expansion of the gathering system, gas processing and compression facilities. This infrastructure expansion is expected to be available by January 1, 2008. At Kakwa tie-in operations are underway for 2(0.68 net) wells drilled earlier this year, and at Elmworth Rock is proceeding with the tie in of two wells (0.90 net) which have recently been completed and tested. The company is currently producing approximately 2,600 boe per day, and the above mentioned operations are expected to add 500-700 boe per day of new production net to the company by the end of the first quarter of 2008.

The first quarter of 2008 will be a very active period for Rock as the company completes the tie in operations of the recently drilled and completed wells, and participates in the drilling of new wells at Saxon, Musreau, and Elmworth.

Advisory

This news release shall not constitute an offer to sell or a solicitation of an offer to buy the security to be distributed pursuant to the plan of arrangement. Such securities will not be and have not been registered under the United States Security Act of 1993, and may not be offered or sold in the United States absent registration or an exemption from registration.

This press release contains forward-looking statements that involve known and unknown risks, uncertainties, assumptions and other factors, some of which are beyond Rock's control, that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Rock believes that the expectations reflected in those forward-looking statements are reasonable at the time made but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of such information, as the case may be, and may be superseded by subsequent events. Rock does not intend, and does not assume any obligation, to update these forward-looking statements.

This press release contains references to barrels of oil equivalent (boe), boes maybe misleading, particularly if used in isolation. A boe conversion of 6 mcf to 1 barrel of oil is based on an

energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please visit our website at www.rockenergy.ca or contact:

Allen Bey
President & CEO
(403) 218-4380

or

Peter D. Scott
Vice President, Finance & CFO
(403) 218-4380

END